Filed by TSURUHA HOLDINGS INC.

Pursuant to Rule 425 under the U.S. Securities Act of 1933

Subject Company: WELCIA HOLDINGS CO., LTD. (File Number: 132-_____)

Dated February 29, 2024

February 28, 2024

To Whom It May Concern

Company name: TSURUHA HOLDINGS INC. Name of representative: Jun Tsuruha, President and Representative Director
(Securities code: 3391, Tokyo Stock Exchange (Prime Market))

Inquiries:	Makoto Murakami, Operating Officer in charge of Group Management Department (Telephone: +81-11-783-2755)

Company name: AEON CO., LTD. Name of representative: Akio Yoshida, President and Representative Executive Officer
(Securities code: 8267, Tokyo Stock Exchange (Prime Market))

Inquiries:	Hiroaki Egawa, Executive Officer, Finance and Business Management (Telephone: +81-43-212-6042)

Company name: WELCIA HOLDINGS CO., LTD. Name of representative: Tadahisa Matsumoto, President and Representative Director
(Securities code: 3141, Tokyo Stock Exchange (Prime Market))

Inquiries:	Juichi Nakamura, Executive Vice President, Director, and Executive Officer; in charge of Corporate Affairs and Affiliated Companies

(Telephone: +81-3-5207-5878)

Notice Concerning Capital and Business Alliance Among TSURUHA HOLDINGS INC., AEON CO., LTD. and WELCIA HOLDINGS CO., LTD., and Change of Major Shareholder and Largest Major Shareholder of TSURUHA HOLDINGS INC.

TSURUHA HOLDINGS INC. (“Tsuruha HD”), AEON CO., LTD. (“AEON”), and WELCIA HOLDINGS CO., LTD. (“Welcia HD") hereby announce that they have agreed to commence discussions on business integration as described below with the aim of achieving higher levels of health and wellness for local residents by contributing to the extension of healthy life expectancy through our engagement in pre-symptomatic care, disease prevention and treatment for people, not only in Japan but also on a global scale, including the ASEAN.

To achieve this objective, Tsuruha HD, AEON, and Welcia HD have decided to enter into a Capital and Business Alliance Agreement (the “Capital and Business Alliance Agreement”), under which they intend to make maximum use of the management resources of the three companies and work together to demonstrate synergies in various fields, create the largest drug store alliance in Japan, acquire competitiveness, and aim to grow into the No.1 global company in Asia, while also creating unlimited growth opportunities for their employees.

Ⅰ. Capital and Business Alliance

Tsuruha HD, AEON, and Welcia HD have decided to enter into the Capital and Business Alliance Agreement as follows.

1. Purpose and reasons for the Capital and Business Alliance

TSURUHA Group (referring to the corporate group consisting of Tsuruha HD and its 14 consolidated subsidiaries and one non-consolidated subsidiary as of November 15, 2023, hereinafter the same) aims to become Japan’s No. 1 drugstore chain that is loved and appreciated by local communities. Under its management philosophy of “providing affluence and leeway in the lives of our customers,” TSURUHA Group as its basic principle intends to operate its stores from the customers’ perspective in order to deliver services that are more accessible and reassuring, contributing to local communities by serving as a lifeline to protect local customers, helping them lead beautiful and healthy lives, and providing a place for local livelihood, employment, and economic activities. With such views, TSURUHA Group provides a wide variety of products as a leader in community healthcare, including not only pharmaceuticals and cosmetics but also food and daily necessities, and operates its main stores in the non-metropolitan areas where more than 50% of the population of Japan lives, aiming to provide affluence and leeway to consumers living in those areas as a multi-store drugstore operator closely connected to the daily lives of local residents. TSURUHA Group continuously work to enhance its own strengths, capital, and management base in order to realize its group vision of becoming the largest and best drug store chain in Japan, promoting business activities to realize its management philosophy and enhancing actions to solve social issues by providing affluence and leeway more widely from customers to communities and from communities to society as a whole.

AEON lays out its basic philosophy as “pursuing peace, respecting humanity, and contributing to local communities, always with the customer’s point of view,” and has positioned the advancement of health and wellness for a new era as its important strategy. As the extension of healthy life expectancy has become a social issue and customers’ health consciousness is at an unprecedented level, AEON aims to continue to provide its customers with more affluent and convenient lives through the evolution of its Health & Wellness business, which offers a comprehensive range of products and services.

Welcia HD has a corporate mission of promoting a higher quality of life and healthy lifestyles for its customers, under which it aims to become a platform of lifestyles and a one-stop store that offers key specialist support where it proposes high-value products and services themed on health. Along with evolving its business model that is centered on operating drug stores where you can also dispense prescriptions and providing counseling services, late-night services and caretaking services, Welcia HD provides counseling and courteous customer service through the expertise of employees, selection of products that suit regional characteristics, and enhanced services that can be used more conveniently, operating stores across Japan from Hokkaido in the north to Okinawa in the south, through which it strives to support the health, beauty and enriched lifestyles of local residents.

Under these circumstances, Tsuruha HD, AEON, and Welcia HD recognize that the expansion of medical, health, and regional disparities has become a major social issue, while the business environment is increasingly severe as there is less room to open new stores, drug prices are reduced, and price competition intensifies in the drugstore industry. In order to realize a society in which everyone has equal access to health and wellness services even in such an environment, the three companies have come to believe that it is necessary to not only grow within the framework of existing business models, but also embark on a fundamental transformation of their own business models. Based on this recognition, Tsuruha HD, AEON and Welcia HD decided to enter into the Capital and Business Alliance Agreement and commence discussions on business integration, under which they intend to make maximum use of the management resources of the three companies and work together to demonstrate synergies in various fields, create the largest drug store alliance in Japan, acquire competitiveness, and aim to grow into the No.1 global company in Asia, while also creating unlimited growth opportunities for their employees, so as to achieve higher levels of health and wellness for local residents.

The Capital and Business Alliance Agreement is intended for Tsuruha HD, AEON and Welcia HD, which share a common philosophy in contributing to people’s health and wellness, to form a drug store alliance to mutually enhance corporate value based on a strong partnership of respect and trust among the three parties.

2. Details of the Capital and Business Alliance

(1) Details of the business alliance

The following describes the scope of the business alliance agreed by Tsuruha HD, AEON, and Welcia HD in the Capital and Business Alliance Agreement. Tsuruha HD, AEON, and Welcia HD will separately discuss and determine the details in good faith including the action items and the time and terms of implementation. The details will be disclosed promptly once they are finalized.

(ⅰ)	Mutual cooperation on the development of stores and in-store dispensing pharmacies
(ⅱ)	Mutual cooperation on the procurement of products and electricity and development
(ⅲ)	Mutual cooperation in improving logistics efficiency
(ⅳ)	Alignment in settlement, point systems, digital marketing, insurance, and others
(v)	Promotion of joint development and mutual supply of private-brand products
(ⅵ)	Mutual cooperation on the promotion of digital transformation (DX) and e-commerce (EC)
(ⅶ)	Exchange of management know-how
(ⅷ)	Research and promotion of food and drug business model
(ⅸ)	Exchange of human resources and personnel information

(2) Details of the capital alliance

The agreement on the capital alliance under the Capital and Business Alliance Agreement substantially consists of a definitive agreement to carry out the transactions described in ①  below and a basic agreement on the transactions described in ② and ③  below.

Upon consummation of these transactions, Welcia HD will become a wholly owned subsidiary of Tsuruha HD and a member of TSURUHA Group, while Tsuruha HD will become a consolidated subsidiary of AEON and a core subsidiary of AEON group’s Health & Wellness Business.

①	As described in “(4) AEON’s acquisition of Tsuruha HD Shares from Oasis” below, AEON will further acquire shares of common stock of Tsuruha HD (“Tsuruha HD Shares”) to make Tsuruha HD its equity-method affiliate.
②	Tsuruha HD and Welcia HD will implement business integration by way of a share exchange through which Tsuruha HD will become a parent company and Welcia HD a wholly owned subsidiary. If the parties find what they consider a better method to achieve the objectives of the Capital and Business Alliance Agreement, such other method may be adopted upon agreement.
③	After the completion of the transaction described in ② above, AEON will further acquire shares of Tsuruha HD to the extent that the ratio of voting rights attached to its Tsuruha HD Shares will be more than a majority and less than 51%, thereby making Tsuruha HD a consolidated subsidiary of AEON.

Tsuruha HD, AEON and Welcia HD have agreed to engage in good faith consultation and negotiations to reach, after the execution of the Capital and Business Alliance Agreement but no later than December 31, 2027, a final agreement on the transactions described in ②  and ③  above and enter into a definitive agreement (the “Definitive Agreement”).

(3) Background to the execution of the Capital and Business Alliance Agreement

Tsuruha HD, AEON and Welcia HD decided to enter into the Capital and Business Alliance Agreement and commence discussions on business integration, with the aim of achieving higher levels of health and wellness for local residents by contributing to the extension of healthy life expectancy through our engagement in pre-symptomatic care, disease prevention and treatment for people, not only in Japan but also on a global scale, including the ASEAN.

It should be noted that Tsuruha HD, AEON and Welcia HD have not reached a final agreement and have not decided on the details of the transactions ②  and ③  described in “(2) Details of the capital alliance” above, including the transaction method and the terms and conditions, at this time. To enter into the Definitive Agreement, the three companies will discuss and negotiate the details in good faith, including the consideration for each transaction and the possibility of a better method to achieve the above objectives. The details will be disclosed promptly once they are finalized.

(4) AEON’s acquisition of Tsuruha HD Shares from Oasis

AEON will make Tsuruha HD an equity-method affiliate through the following transactions, including the acquisition of 6,600,000 Tsuruha HD Shares (voting right ratio: approximately 13.6%, acquisition price: 102,300,000,000 yen) from the fund(s) managed by Oasis Management Company Ltd. (“Oasis”) (the “Share Acquisition”).

①	First, before the Share Acquisition, AEON will sell 3,530,000 shares (voting right ratio: approximately 7.3%), which are part of its Tsuruha HD shares, to Nomura Securities Co., Ltd. (“Nomura Securities”) by March 5, 2024 (scheduled).
②	After that, AEON will carry out the Share Acquisition from Oasis by March 13, 2024 (scheduled), thereby increasing the ratio of voting rights in Tsuruha HD held by Aeon to 19.9%.
③	After that, subject to the necessary clearances, permits, and approvals pursuant to laws and regulations, AEON will acquire the same number of shares of Tsuruha HD as the number of shares sold to Nomura Securities in the transaction ① above from the holders of Tsuruha HD Shares (including, but not limited to, Nomura Securities).

As a result of the transactions ①  through ③  above, AEON is expected to hold approximately 27.2% of the voting rights in Tsuruha HD Shares, making Tsuruha HD an equity-method affiliate of AEON.

It should be noted that AEON’s acquisition of Tsuruha HD Shares through the transactions ②  through ③  above constitutes an acquisition of 5% or more of Tsuruha HD Shares on a voting right basis and therefore constitutes the “act of buying up purchase act specified by Cabinet Order as being equivalent to a tender offer” as defined in Article 167, Paragraph 1 of the Financial Instruments and Exchange Act and Article 31 of the Order for Enforcement of said Act.

As described in “Ⅱ. Change of Major Shareholder and Largest Major Shareholder” below, in each of the transactions from ①  to ③  above, certain major shareholders of Tsuruha HD are expected to change on March 5, 2024 (scheduled), the scheduled date of transaction described in ① above, and on March 13, 2024 (scheduled), the scheduled date of transaction described in ② above.

3. Overview of the parties to the Capital and Business Alliance

(1) Tsuruha HD

①	Name	TSURUHA HOLDINGS INC.
②	Location	1-21 Kita 24-jo Higashi 20-chome, Higashi-ku, Sapporo, Hokkaido, Japan
③	Job title and name of representative	Jun Tsuruha, President and Representative Director
④	Description of business	Execution support of various business strategies, and business management, of group companies
⑤	Share capital	11,520 million yen (as of November 15, 2023)
⑥	Date of establishment	June 1, 1963
⑦	Major shareholders and shareholding ratio (as of November 15, 2023)	The Master Trust Bank of Japan, Ltd. (Trust Account)		14.52%
		AEON Co., Ltd.		13.59%
		STATE STREET CLIENT OMNIBUS ACCOUNT OM02 (Standing Proxy: The Hongkong and Shanghai Banking Corporation Limited, Tokyo Branch, Custody Services Department)		4.48%
		CEP LUX-ORBIS SICAV (Standing Proxy: General Manager of Custody Operations, Citibank, NA, Tokyo Branch)		3.54%
		Custody Bank of Japan, Ltd. (Trust Account)		3.48%
		Tatsuru Tsuruha		2.91%
		GIC PRIVATE LIMITED-C. (Standing Proxy: MUFG Bank, Ltd., Settlement Services Department)		2.18%
		Hiroko Tsuruha		2.01%
		OASIS INVESTMENT S II MASTER FUND LTD. (Standing Proxy: General Manager of Custody Operations, Citibank, NA, Tokyo Branch)		1.81%
		Akiko Tsuruha		1.75%
⑧	Relationship between parties
	Capital relationship

AEON owns 6,605,200 shares of common stock of Tsuruha HD (approximately 13.6% of the total number of issued shares of Tsuruha HD).

Welcia HD owns 4,000 shares of common stock of Tsuruha HD (approximately 0.01% of the total number of issued shares of Tsuruha HD) through Welcia Yakkyoku Co., Ltd., a subsidiary of Welcia HD.

	Personal relationships	There is no applicable matter for AEON and Welcia HD.
	Business relationship

Tsuruha HD has entered into a business alliance agreement with AEON and has financial services transactions and other dealings with the AEON group.

There is no applicable matter with respect to Welcia HD.

	Applicability to related parties	AEON is a related party of Tsuruha HD as it holds 10% or more of the voting rights pertaining to Tsuruha HD Shares. Welcia HD is a related party of Tsuruha HD as it is a subsidiary of AEON.
⑨	Consolidated operating results and financial position for the last three years (in yen)
As of/Fiscal year ended		May 15, 2021	May 15, 2022	May 15, 2023
Net assets		276,528 million	284,046 million	304,144 million
Total assets		537,027 million	562,363 million	539,830 million
Net assets per share		5,210.88	5,314.48	5,690.49
Net sales		919,303 million	915,700 million	970,079 million
Operating income		48,377 million	40,568 million	45,572 million
Ordinary income		47,688 million	40,052 million	45,689 million
Net income attributable to owners of parent		26,283 million	21,388 million	25,258 million
Net income per share		542.04	440.59	519.90
Dividend per share		167.00	167.00	260.00

(2) AEON

①	Name	AEON CO., LTD.
②	Location	1-5-1 Nakase, Mihama-ku, Chiba-shi, Chiba, Japan
③	Job title and name of representative	Akio Yoshida, President and Representative Executive Officer
④	Description of business	Management of business activities of the companies engaged in retail, real estate development, finance, services, or related businesses by holding their shares or interests
⑤	Share capital	220,007 million yen (as of November 30, 2023)
⑥	Date of establishment	September 21, 1926
⑦	Major shareholders and shareholding ratio (as of August 31, 2023)	The Master Trust Bank of Japan, Ltd. (Trust Account)		13.67%
		Custody Bank of Japan, Ltd. (Trust Account)		4.42%
		Mizuho Bank, Ltd.		3.88%
		The Cultural Foundation of Okada		2.56%
		AEON Environmental Foundation		2.54%
		The Norinchukin Bank		2.12%
		STATE STREET BANK WEST CLIENT-TREATY 505234 (Standing Proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Division)		1.43%
		AEON Mutual Benefit Society (Nomura Securities Account)		1.41%
		AEON Employee Stockholding Association		1.41%
		Tokio Marine & Nichido Fire Insurance Co., Ltd.		1.17%
⑧	Relationship between parties
	Capital relationship

AEON owns 6,605,200 shares of common stock of Tsuruha HD (approximately 13.6% of the total number of issued shares of Tsuruha HD).

AEON owns 105,950,600 shares of common stock of Welcia HD (50.54% of the total number of issued shares of Welcia HD).

	Personal relationships

There is no applicable matter with respect to Tsuruha HD.

With respect to Welcia HD, Mr. Tadahisa Matsumoto, President and Representative Director of Welcia HD, serves as an Executive Officer in charge of Health & Wellness of AEON.

	Business relationship

Tsuruha HD has entered into a business alliance agreement with AEON and has financial services transactions and other dealings with the AEON Group.

Welcia HD has certain transactions with the AEON Group, including royalty payments, consumption deposits, and financial services.

	Applicability to related parties	AEON is a related party of Tsuruha HD as it holds 10% or more of the voting rights of the common shares of Tsuruha HD. AEON is the parent company of Welcia HD.
⑨	Consolidated operating results and financial position for the last three years (in yen)
As of/Fiscal year ended		February 28, 2021	February 28, 2022	February 28, 2023
Net assets		1,755,776 million	1,812,423 million	1,970,232 million
Total assets		11,481,268 million	11,633,083 million	12,341,523 million
Net assets per share		1,147.56	1,130.76	1,161.12
Net sales		7,576,142 million	7,657,351 million	7,961,711 million
Operating profit		150,586 million	174,312 million	209,783 million
Ordinary profit		138,801 million	167,068 million	203,665 million
Profit attributable to owners of parent		(71,024 million)	6,504 million	21,381 million
Profit per share		(84.06)	7.69	25.11
Dividend per share		(36.00)	36.00	36.00

(3) Welcia HD

①	Name	WELCIA HOLDINGS CO., LTD.
②	Location	2-2-15, Soto-kanda, Chiyoda-ku, Tokyo, Japan
③	Job title and name of representative	Tadahisa Matsumoto, President and Representative Director
④	Description of business	Business management of subsidiaries and group companies that operate chain drug stores with dispensing pharmacy
⑤	Share capital	7,748 million yen (as of November 30, 2023)
⑥	Date of establishment	September 1, 2008
⑦	Major shareholders and shareholding ratio (as of August 31, 2023)	AEON Co., Ltd.		50.54%
		The Master Trust Bank of Japan, Ltd. (Trust Account)		7.81%
		Custody Bank of Japan, Ltd. (Trust Account)		3.40%
		Welcia Holdings Employee Stock Ownership Association		1.88%
		TSURUHA Co., Ltd.		1.60%
		Custody Bank of Japan, Ltd. (Trust Account)		1.39%
		STATE STREET BANK WEST CLIENT-TREATY 505234 (Standing Proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Division)		1.36%
		SMBC Nikko Securities Inc.		1.14%
		Ishida Co., Ltd		0.77%
		Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.		0.71%
⑧	Relationship between parties
	Capital relationship

Tsuruha HD owns 3,352,592 shares of common stock of Welcia HD (approximately 1.60% of the total number of issued shares of Welcia HD) through TSURUHA Corporation, a subsidiary of Tsuruha HD.

AEON owns 105,950,600 shares of common stock of Welcia HD (50.54% of the total number of issued shares of Welcia HD).

	Personal relationships	There is no applicable item with respect to Tsuruha HD. Mr. Motoya Okada, Chairman and Representative Executive Officer of AEON, is a director of Welcia HD.
	Business relationship	There is no applicable item with respect to Tsuruha HD. Welcia HD has certain transactions with the AEON Group, including royalty payments, consumption deposits, and financial services.
	Applicability to related parties	AEON, the parent company, is a related party of Tsuruha HD, as it holds 10% or more of the voting rights of Tsuruha HD. AEON is the parent company of Welcia HD.
⑨	Consolidated operating results and financial position for the last three years (In yen)
As of/Fiscal year ended		February 28, 2021	February 28, 2022	February 28, 2023
Net assets		180,351 million	207,886 million	232,384 million
Total assets		435,685 million	463,048 million	537,362 million
Net assets per share		862.82	966.66	1,078.97
Net sales		949,652 million	1,025,947 million	1,144,278 million
Operating income		42,974 million	43,018 million	45,635 million
Ordinary income		45,800 million	47,590 million	52,149 million
Net income attributable to owners of parent		27,999 million	26,453 million	27,030 million
Net income per share		134.23	126.99	129.38
Dividend per share		42.00	30.00	32.00

4. Timetable for the Capital and Business Alliance

Date of resolution by the Board of Directors	February 28, 2024
Date of execution of the Capital and Business Alliance Agreement	February 28, 2024
AEON’s Share Acquisition from Oasis	March 13, 2024 (scheduled)

5. Others

Although the impact of the Capital and Business Alliance on the business results of Tsuruha HD, AEON, and Welcia HD for the current fiscal year will be minor, the parties believe it will contribute to the improvement of the business results of each company in the medium to long term. The impact of the Capital and Business Alliance on the business results of the parties for the next fiscal year and beyond is still unknown as the parties have not reached a final agreement on the transactions ② and ③ described in “(2) Details of the capital alliance” in “2. Details of the Capital and Business Alliance” above. The impact and further details as well as any other matters will be promptly disclosed once they are known or arise and if they are required to be disclosed.

II. Changes of Major Shareholder and the Largest Shareholder of Tsuruha HD

1. Background to the change

As a result of the transfer of shares, etc. described in “(4) AEON’s acquisition of Tsuruha HD Shares from Oasis” in “2. Details of the Capital and Business Alliance,” in “Ⅰ. Capital and Business Alliance” above executed in accordance with the procedures under relevant laws and regulations, a change of major shareholder and the largest shareholder of Tsuruha HD is expected as follows.

2. Overview of the shareholders subject to the change

(ⅰ) Name	AEON CO., LTD.
(ⅱ) Location	1-5-1 Nakase, Mihama-ku, Chiba-shi, Chiba, Japan
(ⅲ) Job title and name of representative	Akio Yoshida, President and Representative Executive Officer
(ⅳ) Description of business	Management of business activities of the companies engaged in retail, real estate development, finance, services, or related businesses by holding their shares or interests

For details, please see “(2) AEON,” in “3. Overview of the parties to the Capital and Business Alliance,” in “Ⅰ. Capital and Business Alliance” above.

3. Number of voting rights (number of shares) held by said shareholder and its ratio to the voting rights held by all shareholders before and after the change

	Attributes	Number of voting rights (Number of shares held)	Ratio of voting rights held	Ranking among major shareholders
Before the change (As of February 28, 2024)	Major shareholder	66,052 units (6,605,200 shares)	13.59%	Second
After the change (March 5, 2024 (scheduled))	-	30,752 units (3,075,200 shares)	6.33%	Second
After the change (March 13, 2024 (scheduled))	Largest shareholder who is a major shareholder	96,752 units 9,675,200 shares	19.91%	First

(Notes) 1. The ratio to the voting rights held by all shareholders, both before and after the change, is calculated based on the number of voting rights (485,968 units) obtained by subtracting the number of voting rights of treasury shares (8,867 units) from the number of voting rights of all shareholders (494,835 units) pertaining to the total number of issued shares (49,507,868 shares) as of December 28, 2023 as stated in Tsuruha HD’a Quarterly Report for the Second Quarter of the 62nd Term dated December 28, 2023 (the “Tsuruha HD Second Quarter Report”), less the number of shares less than one unit (24,368 shares). The ranking of major shareholders is based on the shareholder ranking in the shareholders’ register as of November 15, 2023.

2. The ratio to the number of voting rights of all shareholders is rounded to two decimal places.

4. Scheduled date of change

Please see “(4) AEON’s acquisition of Tsuruha HD Shares from Oasis” in “2. Details of the Capital and Business Alliance,” in “Ⅰ. Capital and Business Alliance” above.

5. Future Outlook

The change of major shareholder of Tsuruha HD will have no impact on the business results. If it becomes clear that there will be a material impact on its business performance, Tsuruha HD will promptly disclose it.

End

This document has been translated from the Japanese-language original for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

This document includes “forward-looking statements” that reflect the plans and expectations of the three companies indicated on the first page (the “Companies”) in relation to, and the benefits resulting from, their transactions described above (the “Transactions”). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of any of the Companies to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The Companies undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the Companies in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission. The risks, uncertainties and other factors referred to above include, but are not limited to:

(1) economic and business conditions in and outside Japan;

(2) changes in costs of products and other materials;

(3) changes in interest rates on loans, bonds and other indebtedness of the Companies, as well as changes in financial markets;

(4) changes in the value of assets such as securities;

(5) changes in laws and regulations relating to the Companies’ business activities;

(6) interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;

(7) the Companies’ being unable to complete the Transactions due to the reasons such that the Companies are not able to execute the Definitive Agreement with regards to the Transactions, the necessary procedures including approval of the agreement with regard to the share exchange by the shareholders meetings of the Companies are not implemented; and

(8) inability or difficulty of realizing the objectives or values by the Transactions by the Companies.

Tsuruha HD may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible share exchange with Welcia HD. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of Welcia HD prior to the shareholders’ meeting at which the share exchange will be voted upon. The Form F-4 and prospectus (if a Form F-4 is filed) will contain important information about Tsuruha HD and Welcia HD, the share exchange and related matters. U.S. shareholders of Welcia HD are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the share exchange carefully before they make any decision at the shareholders’ meeting with respect to the share exchange. Any documents filed with the SEC in connection with the share exchange will be made available when filed, free of charge, on the SEC’s website at www.sec.gov. In addition, upon request, the documents will be mailed to shareholders for free of charge. To make a request, please refer to the contact on the first page.